Exhibit 99.3

1114 Avenue of the Americas, 23rd Floor
New York, New York 10036.7703 USA
P. 212.880.6000 | F. 212.682.0200

www.torys.com

March 10, 2017

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

P.O. Box 762

Toronto, Canada M5J2T3

Brookfield Finance LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York 10281-1023

RE:	Registration Statement on Forms F-10 and F-3 (File No. 333-215992)
Brookfield Finance LLC — Notes Offering

Ladies and Gentlemen:

We have acted as special counsel for Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (the “Corporation”) and Brookfield Finance LLC, a Delaware limited liability company (“BFL”) in connection with the offering by BFL of US$750,000,000 aggregate principal amount of its 4.000% Notes due 2024 (the “Notes”), fully and unconditionally guaranteed by the Corporation (the “Guarantees” and together with the Notes, the “Securities”), pursuant to a prospectus supplement, dated as of March 7, 2017 (the “Prospectus Supplement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), under a previously filed Registration Statement on Forms F-10 and F-3 (File No. 333-215992) (as amended, the “Registration Statement”).  The Securities are to be sold pursuant to the Underwriting Agreement, dated as of March 7, 2017 (the “Underwriting Agreement”) among BFL, the Corporation and the underwriters named therein (the “Underwriters”), and issued pursuant to the provisions of the Indenture, dated as of March 10, 2017 (the “Base Indenture”) among BFL, the Corporation and Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee (collectively, the “Trustee”), and the First Supplemental Indenture thereto, dated as of March 10, 2017 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) among BFL, the Corporation and the Trustee.

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete; (ii) all documents submitted to us as copies conform to authentic, complete originals; (iii) all signatures on all documents that we reviewed are genuine; (iv) all natural persons executing documents had and have the legal capacity to do so; (v) all statements in certificates of public officials and directors or managers, as the case may be, and officers of the Corporation and BFL that we reviewed were and are accurate; (vi) the Indenture has been duly authorized, executed and delivered by, and represents a legal, valid and binding obligation of, the Trustee; and (vii) all representations made by the Corporation and BFL as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion:

1.              When the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, the Notes will constitute valid and binding obligations of BFL and the Guarantees will constitute valid and binding obligations of the Corporation, in each case enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law, (y) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (z) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest.

In connection with the opinions expressed above, we have assumed that, at or prior to the time of the delivery of the Securities, (i) the Registration Statement became effective upon being declared effective by the Commission on March 1, 2017 and such effectiveness shall not have been terminated or rescinded; (ii) the Base Indenture and the Supplemental Indenture are each valid, binding and enforceable agreements of each party thereto (other than as expressly covered above in respect of BFL and the Corporation); and (iii) there shall not have occurred any change in law affecting the validity or enforceability of the Securities. We have also assumed that the execution, delivery and performance by BFL and the Corporation of the Notes or Guarantees, as applicable, (a) require no action by or in respect of, or filing with, any governmental body, agency or official and (b) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon BFL or the Corporation.

We are qualified to practice law in the Province of Ontario and the State of New York, and we do not express any opinion with respect to the laws of any jurisdiction other than (a) the laws of the Province of Ontario, (b) the laws of the State of New York and (c) the Limited Liability Company Act of the State of Delaware, in each case, in force at the date of this opinion letter.  Notwithstanding the foregoing and our opinion above, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the Indenture or the issuance and sale of the Securities.

We hereby consent to the filing of this opinion letter as an exhibit to a report on Form 6-K to be filed by the Corporation on the date hereof and its incorporation by reference into the Registration Statement as Exhibit 5.1 to Form F-3 thereof, and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus Supplement, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Torys LLP